Mail Stop 0306


      March 24, 2005


Via U.S. Mail and Facsimile to (952) 939-8094

Jeffrey S. Mathiesen
Vice President and Chief Financial Officer
Delphax Technologies Inc.
12500 Whitewater Drive
Minnetonka, Minnesota 55343


	Re:	Delphax Technologies Inc.
		Form 10-K for the year ended September 30, 2004
		Filed December 29, 2004
      File No. 000-10691

Dear Mr. Mathiesen:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended September 30, 2004

Item 6.  Selected Financial Data - Page 12

1. In future filings, please explain the effect of any material and unusual or infrequently occurring items presented in each year. We see, for instance, that both working capital and long-term liabilities were affected in fiscal 2003 because you reclassified approximately $13 million of your long-term debt as current liabilities due to your inability to meet your debt covenants. Refer to Item 301 (b)(2) of Regulation S-K for guidance.

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

2. When you cite more than one factor in explaining a change in a financial statement item, the amounts of the individual items cited, including offsetting factors, should be quantified unless it is not practical to do so. We see various discussions throughout MD&A where the amounts of factors cited appear reasonable quantifiable. Please expand and apply this general guidance throughout MD&A in future filings.

Financial Statements

Consolidated Balance Sheets - Page 32

3. Tell us supplementally and in future filings consider disclosing the material components of the line item "other current assets" in a note to the financial statements.

4. In addition, in future filings provide all the disclosures required by paragraph 45 of SFAS 142 relating to intangible assets.
We assume that you currently present intangible assets acquired as part of the Delphax transactions in other assets.

Note A. Summary of Significant Accounting Policies

Accounts Receivable, Less Allowance for Doubtful Accounts - Page
36

5. We note that in fiscal year 2003 you increased the allowance for doubtful accounts provision by $536,000 and wrote-off $781,000 of the allowance in fiscal year 2004. Please tell us and revise MD&A in future filings to discuss the reasons for the increase in the provision in fiscal year 2003 as well as the significant increase in write-offs in fiscal year 2004.


Revenue Recognition - Page 37

6. We note that several CR Series systems were produced for placement at customer sites for purchase evaluation.

a) Please describe to us supplementally your arrangement with your customers during the purchase evaluation process and explain how you account for the assets and their related costs during that period as well as any revenues from the eventual sale of the assets.

b) Please explain how your accounting complies with SAB Topic 13.

7. Explain to us supplementally and in future filings address how any customer rights such as customer acceptance and rights of return, and your post-shipment obligations such as training and installation, impact your recognition of revenue. In addition, as applicable, disclose how discounts, credits and other sales incentive arrangements impact the timing of revenue.

8. In future filings disclose how you account for the product warranties you provide to customers. We note the discussion on page
6 of the "Business Section." Provide all the disclosures required by
FIN 45, including the reconciliation of the warranty reserve.

9. Revise this note in future filings to briefly explain to investors why you account for revenues for pre-press and finishing equipment manufactured by others on a gross basis.

Note C. Business, Operations, and Geographic Information - Page 41

10. We note the description of your groups of products on pages 4 and
5. In future filings please disclose revenues from external customers for each product and service or each group of similar products and services as required by paragraph 37 of SFAS 131.

Note F. Senior Credit Facilities and Convertible Subordinated Debt
-
Page 46

11. In future filings include a table that identifies each facility, the amount outstanding and the available credit as of the date of each balance sheet.

Note J. Summarized Quarterly Financial Information (Unaudited) -
Page
50

12. We note the significant losses recorded in the fourth quarter of fiscal 2003. In future filings, as applicable, explain the effect of any unusual or infrequently occurring items presented in each quarter. In particular, describe any material year-end or other adjustments reflected in the fourth quarter. See Item 302 (a)(3) of
Regulation S-K for guidance.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Traci Hornfeck, Staff Accountant, at (202)
824-
5565 or me at (202) 942-1984 if you have questions regarding these comments.


							Sincerely,



							Martin F. James
							Senior Assistant Chief
Accountant
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Mr. Jeffrey S. Mathiesen
Delphax Technolgies, Inc.
March 24, 2005
Page 3



Mr. Jeffrey S. Mathiesen
Delphax Technolgies, Inc.
March 24, 2005
Page 2